Filed by Siebel Systems, Inc. Pursuant to Rule 425
Under the Securities Act of 1933
and Deemed Filed Pursuant to Rule 14a-12
Under the Securities Exchange Act of 1934
Subject Company: Siebel Systems, Inc.
Commission File No. of Subject Company: 000-20725
[The following document was provided to certain Siebel spokespeople commencing October 14, 2005 in connection with Siebel CustomerWorld 2005]
—SIEBEL CUSTOMERWORLD—
SPOKESPERSON ORACLE-RELATED KEY MESSAGES
AND Q&A DOCUMENT
ORACLE-RELATED SPOKESPERSON KEY MESSAGES
NOTE: Please do not deviate from these key messages. Direct any press questions to Siebel Systems PR (Steve Diamond, Cecilia Denny or Shabana Khan) and industry analyst questions to Siebel Industry Analyst Relations (Melissa Boxer or Alison Brown). Finally, please note that to the extent this document references Oracle’s plans to do something, it is based on public statements made by Oracle.
•	Oracle has expressly stated that pending the close of its proposed acquisition of Siebel Systems, it intends to make Siebel CRM the centerpiece of Oracle’s Fusion CRM products.

•	Customer investments in Siebel CRM will be fully supported and protected.

•	Oracle plans to maintain support for Siebel’s applications running on heterogeneous databases to serve customer needs. Oracle plans to continue to support Siebel CRM OnDemand applications on the IBM platform. In addition, Oracle has already announced its intention to certify its applications on top of IBM WebSphere, as well as support solutions running on other middleware technologies. Finally, Oracle has stated that Siebel’s offerings, including its industry-tailored CRM, analytics, and customer data integration solutions, are complementary to its offerings.

•	Oracle’s stated intention is to retain key personnel and maintain momentum in Siebel’s development, support, sales, professional services and OnDemand organizations.

•	Pending the close of the proposed acquisition, Siebel customers stand to benefit significantly, with Oracle’s larger support capabilities made possible by a 50,000 person organization. This includes 24 x 7 global support and increased R&D resources — greater than $1.5 billion per year.

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In general, do not discuss:
•	The Oracle acquisition beyond what is stated in this document or what is publicly available on www.oracle.com/siebel. Your best approach is to point reporters or analysts to this site. In particular, you may be asked what the future of a Siebel product or service will be pending the close of the proposed acquisition. Only Oracle is in a position to respond to this question. Your best response appears in the response to the first question below.

•	Any issues regarding sales, state of the current quarter, current pipeline, current deals, or Q3 wins — refer to latest earnings announcement

•	Any RegFD or SEC-related questions

•	Past, current, or future financial performance (no financial data whatsoever)

•	Any unannounced business activity including future partnerships or customers

•	Current stock performance or the state of the market/economy

•	Undisclosed product or technology dates

•	Employees/resources by product line

•	When in doubt forward the reporter to PR
Please note that in order to provide a readable document rather than an overly lengthy tome, this Q&A includes a subset of those questions you are most likely to be asked by category.

What is the current plan for Siebel products?
Siebel Systems intends to continue to deliver enhancements and improvements to its products as currently contemplated. After the close of the transaction, Oracle plans to make Siebel CRM the centerpiece of Oracle’s Fusion CRM products.
What will be the combined Oracle and Siebel product roadmap?
Oracle plans to continue to enhance and support Oracle and Siebel CRM products. In parallel, Oracle and Siebel development teams will work together to develop next generation CRM applications based on open standards and a service-oriented architecture. Plans include the following:
•	Ensure integration of Oracle and Siebel products

•	Develop Siebel and Oracle applications using industry standards such as Java and service oriented architecture

•	Optimize Siebel and Oracle applications for the standards-based Oracle Fusion platform

•	Position Siebel CRM as the centerpiece of Oracle’s Fusion CRM products.

•	Provide upgrades to Fusion CRM applications for supported Oracle and Siebel customers, which will incorporate Siebel CRM as the base set of features and functionality
Will Oracle continue to support customers running Siebel solutions on alternative databases?
Yes. Oracle plans to maintain support for Siebel’s current solutions running on IBM DB2 and Microsoft SQL Server. Oracle is currently in the process of determining whether it will certify its next-generation Fusion applications on non-Oracle databases, which will be largely based on customer feedback.
Will Oracle continue to support Siebel’s OnDemand customers on IBM DB2?
Yes. After the close of the transaction, Oracle plans to continue to support Siebel OnDemand applications on the IBM platform.

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How is the proposed transaction between Oracle and Siebel Systems expected to benefit Siebel customers?
Siebel customers will benefit in a number ways:
•	A stronger vendor with complementary product strengths

•	Seamless continuity as Oracle continues developing Siebel’s CRM and analytics solutions, with Siebel CRM as the centerpiece of Oracle’s Fusion CRM products

•	Commitment to deployment flexibility, including CRM OnDemand

•	Enhanced support and services through scale

•	An extended partner ecosystem with increased investment.
Are Siebel’s solutions still available for purchase?
Yes. Until the transaction is complete, Siebel continues to operate as a separate business.
What is the acquisition integration timeline?
Until the transaction is complete, we cannot comment on specific future integration plans. Oracle will communicate updates with customers after the close of the transaction, which is expected to occur in early 2006.
Will Siebel leadership and employees be retained?
Yes. Oracle plans to look to Siebel Systems’ management and employees to help ensure the long-term success of our combined CRM strategy.
How will the timeline of Project Fusion be impacted?
The timely incorporation of Siebel’s next-generation services-oriented architecture will complement and enhance Project Fusion.
What will the impact be on the Siebel and Oracle user group communities?
After the close of the transaction, our teams will work together to determine the best approach to educate Siebel users after the closing of the transaction.
What happens next?
The transaction is expected to close in early 2006. A series of communications will take place to inform you of next steps. Please visit www.Siebel.com or www.Oracle.com/Siebel for additional information on the transaction.
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The transaction is subject to regulatory and other approvals. In the E.U., this transaction will be subject to regulatory clearances and approvals and be conducted in accordance with the information and consultation requirements of applicable E.U. directives and their implementation in the individual member states.
Additional Information and Where to Find It
This document may be deemed to be solicitation material in respect of the proposed business combination of Oracle and Siebel. In connection with the proposed transaction, a registration statement on Form S-4 will be filed by Oracle with the SEC. STOCKHOLDERS OF SIEBEL ARE ENCOURAGED TO READ THE REGISTRATION STATEMENT AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC, INCLUDING THE PROXY STATEMENT THAT WILL BE PART OF THE REGISTRATION STATEMENT, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED BUSINESS COMBINATION. The final proxy statement/prospectus will be mailed to stockholders of Siebel. Investors and security holders will be able to obtain the documents free of charge at the SEC’s website, www.sec.gov, from Oracle Corporation, 500 Oracle Parkway, Redwood Shores, California 94065, Attention: Investor Relations, or from Siebel Systems, Inc., 2207 Bridgepointe Parkway, San Mateo, California 94404, Attention: Investor Relations.
Oracle, Siebel and their respective directors and executive officers and other members of management and employees may be deemed to participate in the solicitation of proxies in respect of the proposed transactions. Information regarding Oracle’s directors and executive officers is available in Oracle’s proxy statement for its 2005 annual meeting of shareholders, which was filed with the SEC on August 30, 2005, and information regarding Siebel’s directors and executive officers is available in Siebel’s proxy statement for its 2005 annual meeting of stockholders, which was filed with the SEC on April 29, 2005. Additional information regarding the interests of such potential participants will be included in the proxy statement/prospectus and the other relevant documents filed with the SEC when they become available.

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Forward-Looking Statements:
This document includes “forward-looking statements” within the meaning of the safe harbor provisions of the United States Private Securities Litigation Reform Act of 1995. Words such as “expect,” “estimate,” “project,” “budget,” “forecast,” “anticipate,” “intend,” “plan,” “may,” “will,” “could,” “should,” “believes,” “predicts,” “potential,” “continue,” and similar expressions are intended to identify such forward-looking statements. Forward-looking statements in this document include, without limitation, forecasts of market growth, future revenue, benefits of the proposed merger, expectations that the merger will be accretive to Siebel’s results, future expectations concerning available cash and cash equivalents, Siebel’s expectations with respect to future stock repurchases following the merger, including the timing and amount of such repurchases, and other matters that involve known and unknown risks, uncertainties and other factors that may cause actual results, levels of activity, performance or achievements to differ materially from results expressed or implied by this document. Such risk factors include, among others: difficulties encountered in integrating merged businesses; uncertainties as to the timing of the merger; approval of the transaction by the stockholders of Siebel; the satisfaction of closing conditions to the transaction, including the receipt of regulatory approvals; whether certain market segments grow as anticipated; the competitive environment in the software industry and competitive responses to the proposed merger; and whether the companies can successfully develop new products and the degree to which these gain market acceptance. Actual results may differ materially from those contained in the forward-looking statements in this document. Additional information concerning these and other risk factors is contained in Siebel’s most recently filed Forms 10-K and 10-Q and Oracle’s most recently filed Form 10-K.
Siebel and Oracle undertake no obligation and do not intend to update these forward-looking statements to reflect events or circumstances occurring after the date of this document. You are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this document. All forward-looking statements are qualified in their entirety by this cautionary statement.

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